Tianli Agritech, Inc.
Suite F, 23rd Floor, Building B, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010

July 19, 2013

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

           Re: Tianli Agritech, Inc.
           Form 10-K for the Year Ended December 31, 2012
           Filed March 14, 2013
           File No. 001-34799

Dear Mr. Humphrey:

In connection with our response to the comment letter of the staff dated June 21, 2013, with reference to our Annual Report on Form 10-K for the year ended December 31, 2012 we filed on March 14, 2013, we acknowledge and confirm to you that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Jun Wang Jun Wang Chief Financial Officer

cc:           Amy Geddes
               John Stickel
               Margery Reich
               Justin Dobbie